July 28, 2025

Peter Cannito
Chief Executive Officer
Redwire Corp
8226 Philips Highway, Suite 101
Jacksonville, Florida 32256

       Re: Redwire Corp
           Draft Registration Statement on Form S-3
           Submitted July 18, 2025
           CIK No. 0001819810
Dear Peter Cannito:

       We have conducted a limited review of your draft registration statement and have the following comment.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-3 submitted on July 18, 2025
General

1. We note disclosure on page 19 that sales of securities you are registering "may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices." However, we note that your warrants ceased trading on March 21,
       2025, and do not appear to have a recognized and established trading market.
       Accordingly, please revise to disclose a fixed price at which the selling securityholders will sell these warrants for the duration of the offering or until they are quoted on an exchange or trading market. Refer to Item 501(b)(3) of Regulation S-K.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 July 28, 2025
Page 2

of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing